Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2025 Results

Shanghai, China—February 26, 2026—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter 2025 Financial and Operating Highlights

•	Total cash, short-term investments, bank notes receivable and fixed term bank deposit balance was $2.27 billion at the end of Q4 2025, compared to $2.21 billion at the end of Q3 2025
•	Polysilicon production volume was 42,181 MT in Q4 2025, compared to 30,650 MT in Q3 2025
•	Polysilicon sales volume was 38,167 MT in Q4 2025, compared to 42,406 MT in Q3 2025
•	Polysilicon average total production cost(1) was $5.83/kg in Q4 2025, compared to $6.38/kg in Q3 2025
•	Polysilicon average cash cost(1) was $4.46/kg in Q4 2025, compared to $4.54/kg in Q3 2025
•	Polysilicon average selling price (ASP) was $5.83/kg in Q4 2025, compared to $5.80/kg in Q3 2025
•	Revenue was $221.7 million in Q4 2025, compared to $244.6 million in Q3 2025
•	Gross profit was $15.4 million in Q4 2025, compared to $9.7 million in Q3 2025; gross margin was 7.0% in Q4 2025, compared to 3.9% in Q3 2025
•	Net loss attributable to Daqo New Energy Corp. shareholders was $7.3 million in Q4 2025, compared to $14.9 million in Q3 2025; loss per basic American Depositary Share (ADS)(3) was $0.11 in Q4 2025, compared to $0.22 in Q3 2025
•	Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $7.3 million in Q4 2025, compared to adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders of $3.7 million in Q3 2025
•	Adjusted loss per basic ADS(3) (non-GAAP)(2) was $0.11 in Q4 2025, compared to adjusted earnings per basic ADS(3) (non-GAAP)(2) of $0.05 in Q3 2025; EBITDA (non-GAAP)(2) was $52.5 million in Q4 2025, compared to $45.8 million in Q3 2025; EBITDA margin (non-GAAP)(2) was 23.7% in Q4 2025, compared to 18.7% in Q3 2025

	Three months ended
US$ millions except as indicated otherwise	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024
Revenues	221.7	244.6	195.4
Gross profit/(loss)	15.4	9.7	(65.3)
Gross margin	7.0%	3.9%	(33.4)%
Loss from operations	(20.9)	(20.3)	(300.9)
Net loss attributable to Daqo New Energy Corp. shareholders	(7.3)	(14.9)	(180.2)
Loss per basic ADS(3) ($ per ADS)	(0.11)	(0.22)	(2.71)
Adjusted net (loss)/income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	(7.3)	3.7	(170.6)
Adjusted (loss)/earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	(0.11)	0.05	(2.56)
EBITDA (non-GAAP)(2)	52.5	45.8	(235.1)
EBITDA margin (non-GAAP)(2)	23.7%	18.7%	(120.3)%
Polysilicon sales volume (MT)	38,167	42,406	42,191
Polysilicon average total production cost ($/kg)(1)	5.83	6.38	6.81
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	4.46	4.54	5.04

Full Year 2025 Financial and Operating Highlights

•	Polysilicon production volume was 123,652 MT in 2025, compared to 205,068 MT in 2024
•	Polysilicon sales volume was 126,707 MT in 2025, compared to 181,362 MT in 2024
•	Revenue was $665.4 million in 2025, compared to $1,029.1 million in 2024
•	Gross loss was $137.9 million in 2025, compared to $212.9 million in 2024; gross margin was -20.7% in 2025, compared to -20.7% in 2024
•	Net loss attributable to Daqo New Energy Corp. shareholders was $170.5 million in 2025, compared to $345.2 million in 2024. Loss per basic ADS was $2.53 in 2025, compared to $5.22 in 2024
•	EBITDA (non-GAAP)(2) was $1.7 million in 2025, compared to -$337.4 million in 2024; EBITDA margin (non-GAAP)(2) was 0.3% in 2025, compared to -32.8% in 2024
•	Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $114.7 million in 2025, compared to $272.8 million in 2024
•	Adjusted loss per basic ADS(3) (non-GAAP)(2) was $1.70 in 2025, compared to $4.12 in 2024

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.
(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, CEO of Daqo New Energy, commented, "In 2025, China's anti-involution initiatives supported the solar PV industry's gradual emergence from a cyclical downturn. As a result, solar product market prices rebounded from the third quarter onward, with the polysilicon sector posting the most notable gains. Following with this trend, our utilization rate increased from 33% in Q1 to 55% in Q4, bringing our annual production volume to 123,652 MT in line with our guidance of 121,000 MT to 124,000 MT, representing a 39.7% year-over-year decrease from 205,068 MT in 2024. Furthermore, our 2025 sales volume reached 126,707 MT, exceeding production volume and reducing year-end inventory to a reasonable level.

"In the second half of 2025, we strategically ramped up sales efforts to capitalize on favorable pricing dynamics. The strong market response highlighted growing customer confidence in our product quality and their continued preference for our brand in this new pricing environment. However, polysilicon ASPs decreased 7.2% from $5.66/kg in 2024 to $5.25/kg in 2025. This lower pricing, combined with reduced sales volumes, resulted in revenue of $665 million in 2025, compared to $1.0 billion in 2024. Despite the decline in our top-line, we significantly narrowed our losses during the year as compared to 2024. In particular, EBITDA swung to a positive $1.7 million in 2025, compared to negative $337.4 million in 2024, while net loss attributable to Daqo New Energy Corp. shareholders narrowed to $170.5 million from $345.2 million in 2024. Moreover, we generated a $56.1 million in positive operating cash flow in 2025, marking a notable turnaround from the $435 million outflow recorded in 2024."

"We continued to maintain a strong balance sheet and ample cash reserves. At the end of 2025, we had a cash balance of $980 million, short-term investments of $114 million, bank notes receivable of $136 million, and a fixed term bank deposit balance of $1.0 billion. In total, these highly liquid assets stood at $2.27 billion, representing an increase of $57 million compared to the end of the previous quarter. This solid financial foundation provides us with confidence and strategic flexibility to navigate the ongoing market recovery and capitalize on long-term opportunities."

"Operationally, we continued to implement proactive measures in Q4 to mitigate market oversupply, including operating at a nameplate capacity utilization rate of 55%. Total polysilicon production for the fourth quarter was 42,181 MT, in line with our guidance range of 39,500 to 42,500 MT, and our sales volume for the quarter reached 38,167 MT. In addition, we comprehensively reduced our production costs through process improvements, manufacturing efficiency gains, and raw material cost optimization. Extending our ongoing cost reduction initiatives, total production costs declined by 9% to $5.83/kg in Q4 2025 from $6.38/kg in Q3 2025. Total idle facility-related costs, which consist primarily of non-cash depreciation expenses alongside approximately $0.10/kg in cash costs for maintenance, also fell to $0.74/kg in Q4 from $1.18/kg in Q3, driven by higher production levels. Notably, cash costs decreased by 2% from $4.54/kg in Q3 to a new record low of $4.46/kg in Q4.”

"In light of current market conditions, we expect our total polysilicon production volume in the first quarter of 2026 to be approximately 35,000 MT to 40,000 MT, and our full year 2026 production volume to be in the range of 140,000 MT to 170,000 MT."

"Chinese authorities demonstrated strong resolve in tackling irrational competition and industry overcapacity, formally designating anti-involution as a national priority within China's 15th Five-Year Plan, and the solar PV industry was a key focus of these efforts. These initiatives have driven a structural shift from price-based competition to value-driven differentiation. To advance industry governance, authorities deployed targeted measures including standards guidance, quality supervision, price enforcement, and promotion of technological progress. Specifically, this involved updating legislative frameworks, such as the revised Anti-Unfair Competition Law and the draft amendment to the Price Law, which mandate that sales shall not be below cost. Furthermore, a new mandatory national standard was drafted to set strict energy consumption limits for polysilicon production on a per unit basis."

"Led by the China Photovoltaic Industry Association, major polysilicon manufacturers have proactively responded to these initiatives, enforcing self-discipline and exploring innovative, market-oriented approaches to combat excess capacity and pricing violations. These coordinated efforts have yielded measurable results in curbing overcapacity. The overall production volumes fell by 28.4% to 1.32 million MT in 2025, and market prices surged more than 50% from the mid-2025 lows to RMB50–56/kg by year-end. Looking ahead, we expect anti-involution initiatives will remain a central theme for the solar PV industry, supporting a more balanced supply and demand dynamic and driving higher-quality growth through 2026."

"More broadly, the solar PV industry continues to exhibit compelling long-term growth prospects. In 2025, China's newly installed solar PV capacity grew 14% year-over-year to 317 GW, setting yet another record high and proving that market potential continues to exceed expectations. As the global AI industry scales rapidly, space-based solar power is increasingly viewed as a vital solution to the immense and expanding energy demands of AI data centers, creating a significant new growth engine for the sector. Looking ahead, as one of the world's lowest-cost producers of the highest-quality N-type polysilicon with a strong balance sheet and no debt, we remain optimistic about the sector and believe we are ideally positioned to capitalize on the market recovery and these long-term growth opportunities. We will continue to strengthen our competitive edge through advancements in high-efficiency N-type technology and cost optimization via digital transformation and AI adoption. As the world accelerates its transition to clean energy, we are confident in our ability to play a leading role in powering that future."

Outlook and guidance

The Company expects to produce approximately 35,000 MT to 40,000 MT of polysilicon during the first quarter of 2026. The Company expects to produce approximately 140,000 MT to 170,000 MT of polysilicon for the full year of 2026, inclusive of the impact of the Company's annual facility maintenance.

This outlook reflects Daqo New Energy's current and preliminary view as of the date of this press release and may be subject to changes. The Company's ability to achieve these projections is subject to risks and uncertainties. See "Safe Harbor Statement" at the end of this press release.

Fourth Quarter 2025 Results

Revenues

Revenues were $221.7 million, compared to $244.6 million in the third quarter of 2025 and $195.4 million in the fourth quarter of 2024. The decrease in revenues compared to the third quarter of 2025 was primarily due to a decrease in sales volume.

Gross profit/(loss) and margin

Gross profit was $15.4 million, compared to $9.7 million in the third quarter of 2025 and gross loss of $65.3 million in the fourth quarter of 2024. Gross margin was 7.0%, compared to 3.9% in the third quarter of 2025 and negative 33.4% in the fourth quarter of 2024. The increase in gross margin compared to the third quarter of 2025 was primarily because of a decrease in production cost.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses were $18.7 million, compared to $32.3 million in the third quarter of 2025 and $29.4 million in the fourth quarter of 2024. The decrease was primarily due to the reduction in non-cash share-based compensation cost related to the Company's share incentive plan, which was nil and $18.6 million in the fourth quarter and the third quarter of 2025, respectively.

Allowance for credit loss

The Company recognized $19.3 million in non-cash expenses related to an allowance for credit losses in the fourth quarter, mainly due to uncertainty regarding the recoverability of long-outstanding other receivables.

Research and development expenses

Research and development (R&D) expenses were $0.7 million, compared to $0.6 million in the third quarter of 2025 and $0.4 million in the fourth quarter of 2024. R&D expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Loss from operations and operating margin

As a result of the foregoing, loss from operations was $20.9 million, compared to $20.3 million in the third quarter of 2025 and $300.9 million in the fourth quarter of 2024.

Operating margin was negative 9.4%, compared to negative 8.3% in the third quarter of 2025 and negative 154.0% in the fourth quarter of 2024.

Net loss attributable to Daqo New Energy Corp. shareholders and loss per ADS

As a result of the foregoing, net loss attributable to Daqo New Energy Corp. shareholders was $7.3 million, compared to $14.9 million in the third quarter of 2025 and $180.2 million in the fourth quarter of 2024.

Loss per basic ADS was $0.11, compared to $0.22 in the third quarter of 2025 and $2.71 in the fourth quarter of 2024.

Adjusted net income/(loss) (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted earnings/(loss) per ADS (non-GAAP)

Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $7.3 million, compared to adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders of $3.7 million in the third quarter of 2025 and adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. Shareholders of $170.6 million in the fourth quarter of 2024.

Adjusted loss per basic ADS was $0.11, compared to adjusted earnings per basic ADS of $0.05 in the third quarter of 2025 and adjusted loss per basic ADS of $2.56 in the fourth quarter of 2024.

EBITDA

EBITDA (non-GAAP) was $52.5 million, compared to $45.8 million in the third quarter of 2025 and negative $235.1 million in the fourth quarter of 2024. EBITDA margin (non-GAAP) was 23.7%, compared to 18.7% in the third quarter of 2025 and negative 120.3% in the fourth quarter of 2024.

Full Year 2025 Results

Revenues

Revenues were $665.4 million, compared to $1,029.1 million in 2024. The decrease was primarily due to lower sales volume, further compounded by lower polysilicon ASPs.

Gross loss and margin

Gross loss was $137.9 million, compared to $212.9 million in 2024. Gross margin was negative 20.7%, compared to negative 20.7% in 2024. The decrease in gross loss was primarily due to lower revenue.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses were $118.2 million, compared to $143.1 million in 2024. The decrease was primarily due to the reduction in non-cash share-based compensation cost related to the Company's share incentive plan, which was $55.8 million and $72.4 million in 2025 and 2024, respectively.

Research and development expenses

Research and development (R&D) expenses were $2.6 million, compared to $4.6 million in 2024. R&D expenses reflect R&D activities that took place during the period and can vary from period to period.

Loss from operations and operating margin

As a result of the foregoing, loss from operations was $270.2 million, compared to $564.1 million in 2024. Operating margin was negative 40.6%, compared to negative 54.8% in 2024.

Interest income, net

Interest income, net was $9.0 million, compared to $30.2 million in 2024. The decrease in interest income was due to lower cash at bank balance as well as lower bank interest rate.

Net loss attributable to Daqo New Energy Corp. shareholders and loss per ADS

Net loss attributable to Daqo New Energy Corp. shareholders was $170.5 million, compared to $345.2 million in 2024. Loss per basic ADS were $2.53, compared to $5.22 in 2024.

Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted loss per ADS (non-GAAP)

Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders was $114.7 million, compared to $272.8 million in 2024. Adjusted loss per basic ADS (non-GAAP) were $1.70, compared to $4.12 in 2024.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $1.7 million, compared to negative $337.4 million in 2024. EBITDA margin (non-GAAP) was 0.3%, compared to negative 32.8% in 2024.

Financial Condition

As of December 31, 2025, the Company had $980.3 million in cash, cash equivalents and restricted cash, compared to $551.6 million as of September 30, 2025 and $1,038.3 million as of December 31, 2024. As of December 31, 2025, short-term investment was $114.0 million, compared to $431.3 million as of September 30, 2025 and $9.6 million as of December 31, 2024. As of December 31, 2025, the notes receivable balance was $135.5 million, compared to $157.0 million as of September 30, 2025 and $55.2 million as of December 31, 2024. Notes receivable represents bank notes with maturity within six months. As of December 31, 2025, the balance of fixed term deposit within one year was $972.4 million, compared to $1,034.5 million as of September 30, 2025 and $1,087.2 million as of December 31, 2024.

Cash Flows

For the twelve months ended December 31, 2025, net cash provided by operating activities was $56.1 million, compared to net cash used in operating activities of $435.4 million in the same period of 2024.

For the twelve months ended December 31, 2025, net cash used in investing activities was $140.7 million, compared to $1,480.8 million in the same period of 2024. The net cash used in investing activities in 2025 was primarily related to the capital expenditures on the Company's 5B polysilicon expansion projects in Baotou City, Inner Mongolia.

For the twelve months ended December 31, 2025, net cash used in financing activities was $0.9 million, compared to $47.4 million in the same period of 2024. The net cash used in financing activities in 2025 was primarily related to $0.9 million in stock repurchases made by the Company's subsidiary, Xinjiang Daqo, to its minority shareholders.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on Thursday, February 26, 2026 (9:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=ba7I5r8H

A replay of the call will be available 1 hour after the conclusion of the conference call through March 5, 2026. The dial-in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 6386934

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo" or the "Company") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the first quarter and the full year of 2026 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Year ended
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Revenues	221,711	244,601	195,359	665,415	1,029,080
Cost of revenues	(206,272)	(234,949)	(260,622)	(803,266)	(1,242,012)
Gross profit/(loss)	15,439	9,652	(65,263)	(137,851)	(212,932)
Operating expenses
Selling, general and administrative expenses	(18,730)	(32,287)	(29,403)	(118,224)	(143,089)
Long-lived asset impairment	-	-	(175,627)	-	(175,627)
Allowance for credit loss	(19,294)	-	(18,072)	(19,294)	(18,072)
Research and development expenses	(722)	(559)	(372)	(2,584)	(4,559)
Other operating income/(expense)	2,418	2,890	(12,202)	7,718	(9,813)
Total operating expenses	(36,328)	(29,956)	(235,676)	(132,384)	(351,160)
Loss from operations	(20,889)	(20,304)	(300,939)	(270,235)	(564,092)
Interest income, net	1,821	2,944	7,620	9,029	30,223
Foreign exchange gain/(loss)	3	3	49	31	(2,378)
Gain on short-term investments	5,658	5,471	2,784	24,058	18,186
Loss before income taxes	(13,407)	(11,886)	(290,486)	(237,117)	(518,061)
Income tax benefit/(expense)	3,546	(2,958)	48,973	21,034	69,907
Net loss	(9,861)	(14,844)	(241,513)	(216,083)	(448,154)
Net (loss)/income attributable to non-controlling interest	(2,581)	74	(61,331)	(45,569)	(102,939)
Net loss attributable to Daqo New Energy Corp. shareholders	(7,280)	(14,918)	(180,182)	(170,514)	(345,215)

Loss per ADS
Basic	(0.11)	(0.22)	(2.71)	(2.53)	(5.22)
Diluted	(0.11)	(0.22)	(2.71)	(2.53)	(5.22)

Weighted average ADS outstanding
Basic	67,666,301	67,547,032	66,615,174	67,351,208	66,160,008
Diluted	67,666,301	67,547,032	66,615,174	67,351,208	66,160,008

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Dec. 31, 2025	Sep. 30, 2025	Dec. 31, 2024
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	980,292	551,564	1,038,349
Short-term investments	113,979	431,341	9,619
Accounts and notes receivable	135,518	156,994	55,171
Inventories	169,103	121,437	149,939
Fixed term deposit within one year	972,358	1,034,472	1,087,210
Other current assets	321,138	317,988	291,259
Total current assets	2,692,388	2,613,796	2,631,547
Property, plant and equipment, net	3,399,055	3,409,878	3,499,210
Prepaid land use right	155,576	154,163	152,869
Fixed term deposit over one year	63,212	33,944	27,636
Other non-current assets	135,305	130,443	106,981
TOTAL ASSETS	6,445,536	6,342,224	6,418,243

Current liabilities:
Accounts payable and notes payable	129,663	83,259	33,270
Advances from customers - short term portion	45,433	24,221	37,192
Payables for purchases of property, plant and equipment	278,957	312,170	406,743
Other current liabilities	43,780	42,695	44,030
Total current liabilities	497,833	462,345	521,235
Advance from customers - long term portion	13,208	16,916	21,484
Other non-current liabilities	18,180	18,084	17,658
TOTAL LIABILITIES	529,221	497,345	560,377

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,406,727	4,353,992	4,361,192
Non-controlling interest	1,509,588	1,490,887	1,496,674
Total equity	5,916,315	5,844,879	5,857,866
TOTAL LIABILITIES & EQUITY	6,445,536	6,342,224	6,418,243

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the year ended December 31,
	2025	2024
Operating Activities:
Net loss	(216,083)	(448,154)
Adjustments to reconcile net income to net cash provided by operating activities	345,666	568,101
Changes in operating assets and liabilities	(73,459)	(555,370)
Net cash provided by/(used in) operating activities	56,124	(435,423)

Investing activities:
Purchases of property, plant and equipment	(179,469)	(358,828)
Purchases of land use right	-	(10,091)
Purchase of short-term investments and fixed term deposits	(4,614,457)	(4,203,694)
Redemption of short-term investments and fixed term deposits	4,653,240	3,091,833
Net cash used in investing activities	(140,686)	(1,480,780)

Financing activities:
Net cash used in financing activities	(850)	(47,356)

Effect of exchange rate changes	27,355	(46,048)
Net decrease in cash, cash equivalents and restricted cash	(58,057)	(2,009,607)
Cash, cash equivalents and restricted cash at the beginning of the year	1,038,349	3,047,956
Cash, cash equivalents and restricted cash at the end of the year	980,292	1,038,349

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months ended			Year ended
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Net loss	(9,861)	(14,844)	(241,513)	(216,083)	(448,154)
Income tax (benefit)/expense	(3,546)	2,958	(48,973)	(21,034)	(69,907)
Interest income, net	(1,821)	(2,944)	(7,620)	(9,029)	(30,223)
Depreciation & Amortization	67,776	60,595	63,036	247,869	210,881
EBITDA (non-GAAP)	52,548	45,765	(235,070)	1,723	(337,403)
EBITDA margin (non-GAAP)	23.7%	18.7%	(120.3)%	0.3%	(32.8)%

	Three months ended			Year ended
	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Net loss attributable to Daqo New Energy Corp. shareholders	(7,280)	(14,918)	(180,182)	(170,514)	(345,215)
Share-based compensation	-	18,605	9,532	55,817	72,382
Adjusted net (loss)/profit (non-GAAP) attributable to Daqo New Energy Corp. shareholders	(7,280)	3,687	(170,650)	(114,697)	(272,833)
Adjusted (loss)/profit per basic ADS (non-GAAP)	(0.11)	0.05	(2.56)	(1.70)	(4.12)
Adjusted (loss)/profit per diluted ADS (non-GAAP)	(0.11)	0.05	(2.56)	(1.70)	(4.12)

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

Mr. Christian Arnell

Phone: +852-2117-0861

Email: christian.arnell@christensencomms.com